

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2021

Denise Scots-Knight, Ph.D.
Chief Executive Officer
Mereo Biopharma Group plc
Fourth Floor
One Cavendish Place
London W1G 0QF UK

   Re: Mereo Biopharma Group plc
    Amendment No. 1 to Registration Statement on Form F-3
    Filed September 7, 2021
    File No. 333-258495

Dear Dr. Scots-Knight:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2021 letter.

Amendment No. 1 to Registration Statement on Form F-3 filed September 7, 2021

General

1. We note your response to our prior comment. We disagree with your analysis underlying your conclusion that you may rely on Securities Act Forms C&DI 116.05 (February 27, 2009) to register the resale of 1,349,692 ordinary shares issuable to AstraZeneca AB at this time. Accordingly, please amend your registration statement to remove the ordinary shares issuable to AstraZeneca AB in the second and third equity tranches. Once the relevant milestones have been achieved and the ordinary shares issuable in the second and third equity tranches are outstanding, you may register the resale of those shares.

       Please contact Deanna Virginio at 202-551-4530 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David S. Bakst, Esq.